UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Martin W. Korman, Esq.

Katherine H. Ku, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

633 West Fifth Street, Suite 1550

Los Angeles, CA 90071

Telephone: (323) 210-2900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sean Rad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based on 52,293,740 shares of common stock, par value $0.001 per share (the “Common Stock”), of Match Group, Inc. (“Match” or the “Issuer”), outstanding as of July 28, 2017.

Introductory Note

The Report on Schedule 13D relating to the Common Stock of Match, initially filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on July 24, 2017 and amended by that certain Amendment No. 1 filed with the SEC on August 8, 2017 (as amended, the “Initial Schedule 13D”), is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 2 to the Initial Schedule 13D.

The information set forth in the Introductory Note of the Initial Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person may be deemed to beneficially own, as of August 10, 2017, 1,000 shares of Common Stock, representing approximately 0.0% of Match’s outstanding Common Stock based on 52,293,740 shares of Common Stock outstanding as of July 28, 2017, representing approximately 0.0% of the combined total voting power of Match’s Common Stock and Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), as of such date. Assuming the conversion of all outstanding shares of Class B Common Stock into Common Stock, as of August 10, 2017, the Reporting Person may be deemed to beneficially own approximately 0.0% of Match’s outstanding capital stock. All beneficial ownership percentages in this paragraph are based on 52,293,740 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding, in each case as of July 28, 2017.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The Common Stock which the Reporting Person may be deemed to beneficially own is comprised entirely of 1,000 shares of Match’s Common Stock.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a)                                 On August 9, 2017, the Reporting Person exercised options to acquire the following shares of Common Stock, at the corresponding exercise prices:

i.                  5,127,392 shares of Common Stock with an exercise price of $2.17 per share;

ii.               1,439,674 shares of Common Stock with an exercise price of $2.30 per share;

iii.            1,439,674 shares of Common Stock with an exercise price of $2.47 per share;

iv.           1,439,674 shares of Common Stock with an exercise price of $2.63 per share; and

v.              1,439,674 shares of Common Stock with an exercise price of $2.80 per share;

Such stock options could be settled at the election of the Issuer in shares of Match’s Common Stock or (until such time as IAC/InterActiveCorp, a Delaware corporation (“IAC”), ceases to own shares representing a majority of the combined voting power of the Issuer’s outstanding Common Stock, Class B Common Stock, and Class C Common Stock, par value $0.001 per share) shares of common stock, par value $0.001 per share, of IAC (the “IAC Common Stock”), if the Reporting Person elects to “net settle” such options by having shares withheld to cover the exercise price and any applicable withholding taxes. The Reporting Person elected “net settlement” with respect to the exercised stock options described above, and the Issuer elected to effectuate such settlement in shares of IAC Common Stock. The Issuer delivered 816,805 shares of IAC Common Stock to the Reporting Person after withholding shares in respect of the aggregate exercise price and applicable tax withholding.  In addition, the Issuer paid the Reporting Person $82.55 in cash in lieu of delivering a fractional share.  The foregoing settlement was based on the closing price of a share of IAC Common Stock on August 9, 2017, which was $105.28. The Reporting Person did not acquire any shares of Match’s Common Stock as a result of the exercise of stock options disclosed herein.

After giving effect to these exercises, the Reporting Person may be deemed to beneficially own 1,000 shares of Common Stock. The Reporting Person may be deemed to beneficially own approximately 0.0% of the Common Stock of Match, based on 52,293,740 shares of Common Stock outstanding as of July 28, 2017.

(b)                                 The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 1,000 shares of Common Stock referred to above.

(c)                                  Except as disclosed in this Statement, the Reporting Person has not effected any transaction in the Common Stock of Match in the past sixty days.

(e)                                  On August 9, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of Match’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

/s/ Sean Rad
Dated: August 10, 2017	Sean Rad